Exhibit 99.1

Akari Therapeutics, Plc Announces $4 Million Registered Direct Offering

•	Offering includes 100% participation by Akari’s Board of Directors, including Akari President and CEO Rachelle Jacques

•	Offering includes accredited investors who have not previously participated

•	Definitive agreements include no warrants

NEW YORK and LONDON, March 30, 2023 (GLOBE NEWSWIRE) -- Akari Therapeutics, Plc (Nasdaq: AKTX), a late-stage biotechnology company developing advanced therapies for autoimmune and inflammatory diseases, today announced that it has entered into definitive agreements with certain institutional investors and accredited investors. The direct offering includes participation by all members of the Akari Board of Directors, including Chairman Dr. Ray Prudo, as well as Akari President and CEO Rachelle Jacques. Akari is expected to receive gross proceeds of approximately $4 million. The definitive agreements include no warrants.

In connection with the offering, the Company will issue approximately 26,666,667 registered American Depository Shares (“ADSs”) of Akari at a purchase price of $0.15 per ADS, each representing one hundred ordinary shares of the Company, par value $0.0001 per share, in a registered direct offering. The closing of the offering is expected to take place on or about March 31, 2023, subject to the satisfaction of customary closing conditions.

Net proceeds from the transaction are expected to support advancement of Akari’s two priority pipeline programs investigating nomacopan, a bispecific recombinant inhibitor of complement C5 and leukotriene B4 (LTB4). The first pipeline priority is the acceleration of the Phase 3 clinical trial of nomacopan in severe pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA) into pivotal Part B, expected later this year. The second pipeline priority is the promising pre-clinical program investigating long-acting PAS-nomacopan as a potential treatment for geographic atrophy (GA).

Paulson Investment Company, LLC is acting as the exclusive placement agent in connection with this offering.

The securities described above are being offered by Akari pursuant to an effective shelf registration statement on Form F-3 (File No. 333-251673) previously filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2020 and declared effective by the SEC on December 31, 2020. The offering of the securities will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

Akari will file a prospectus supplement and the accompanying base prospectus with the SEC relating to the securities being offered. When available, electronic copies of the prospectus supplement and the accompanying base prospectus may be obtained at the SEC's website at http://www.sec.gov, or by contacting Donald A. Wojnowski Jr. of Paulson Investment Company, LLC, at (646) 553-3691 or at dwojnowski@paulsoninvestment.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein. There shall not be any offer, solicitation of an offer to buy, or sale of securities in any state or jurisdiction in which such an offering, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Akari Therapeutics

Akari Therapeutics, plc (Nasdaq: AKTX) is a biotechnology company developing advanced therapies for autoimmune and inflammatory diseases. Akari's lead asset, investigational nomacopan, is a bispecific recombinant inhibitor of complement C5 activation and leukotriene B4 (LTB4) activity. Akari's pipeline includes a Phase 3 clinical trial program investigating nomacopan for severe pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA). Akari has been granted Orphan Drug, Fast Track and Rare Pediatric Disease designations from the FDA for nomacopan for the treatment of pediatric HSCT-TMA. Akari’s pipeline also includes a clinical program developing nomacopan for adult HSCT-TMA and pre-clinical research of long-acting PAS-nomacopan in geographic atrophy (GA). For more information about Akari, please visit akaritx.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements related to the offering, the expected gross proceeds and the expected closing of the offering. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies, and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies, and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations, or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the SEC, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:

Mike Moyer

LifeSci Advisors

(617) 308-4306

mmoyer@lifesciadvisors.com

Media Contact:

Eliza Schleifstein

Schleifstein PR

(917) 763-8106

eliza@schleifsteinpr.com